                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 5)*



                           Logic Devices Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   541402 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Joshua S. Kanter, Windy City, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7
(b) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 541402 10 3      13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Windy City, Inc.   (36-3205809)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a)      [ ]

                                                               (b)      [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              500,000 shares
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                -0-
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
WITH                                500,000 shares

                           10       SHARED DISPOSITIVE POWER
                                    -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                             [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.2%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

CUSIP NO. 541402 10 3      13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BRT Partnership (36-4031793)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a)      [ ]

                                                                (b)      [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Illinois

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              574,801 shares
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                -0-
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
WITH                                574,801 shares

                           10       SHARED DISPOSITIVE POWER
                                    -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         574,801 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

CUSIP NO. 541402 10 3      13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Kanter Family Foundation  (36-3682199)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)      [ ]

                                                               (b)      [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Illinois

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              50,000 shares
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                -0-
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
WITH                                50,000 shares

                           10       SHARED DISPOSITIVE POWER
                                    -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                             [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.8%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by:

         (i) Windy City, Inc., a Delaware corporation ("Windy City"). The principal place of business and principal office of Windy City, Inc. is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Windy City's principal business is investing in private investments and public securities.

         (ii) BRT Partnership (the "Partnership"). The Partnership's business address is 120 South Riverside Drive, Suite 1620, Chicago, Illinois 60606. The Partnership's principal business is investing in private investments and public securities.

         (iii) Kanter Family Foundation ("KFF"). The principal place of business and principal office of Kanter Family Foundation is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Kanter Family Foundation is an Illinois not-for-profit private charitable foundation.

         Windy City, the Partnership and KFF are collectively referred to herein as the "Reporting Persons".

         The sole partners of the Partnership are those certain 25 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (the "Trusts"). The trustee of each of the Trusts is Solomon A.
Weisgal (the "Trustee").

         The names and business addresses of the officers and directors of Windy City and KFF are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

         None of the Reporting Persons, the Trustee nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 30, 1998, the Partnership purchased 255,319 shares of Common Stock for an aggregate price of $375,000 from the Issuer pursuant to a Stock Purchase Agreement among Issuer, the Partnership and other parties thereto. The Partnership paid such aggregate price with funds from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock acquired by Partnership as described in Item 3 above were acquired for investment purposes and to provide working capital to the Issuer. The Reporting Persons have no present plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      AMOUNT BENEFICIALLY OWNED
                           (i)      Windy City                         500,000 shares
                           (ii)     Partnership                        574,801 shares
                           (iii)    KFF                                 50,000 shares

                           Group:   1,124,801 shares (1)

                  PERCENT OF CLASS
                           (i)      Windy City, Inc.                   8.2%
                           (ii)     Partnership                        9.4%
                           (iii)    KFF                                0.8%

                           Group:   18.4% (1)

(1) The Partnership owns 189 shares of Windy City's Class A, Series A Preferred Stock and all of Windy City's issued and outstanding common stock. As a result, the Partnership may be deemed to control Windy City. Mr. Joel S. Kanter is the President and sole Director of Windy City. Mr. Joshua S. Kanter is the Vice President of Windy City. Messrs. Kanter's father, Mr. Burton W. Kanter, is a Director of the Issuer. The sole partners of the Partnership are the Trusts. The beneficiaries of the Trusts are various members of Mr. Burton W. Kanter's family, including, Messrs. Joel and Joshua Kanter but excluding Mr. Burton W. Kanter. Mr. Solomon A. Weisgal, Trustee of the Trusts, is an independent trustee and is unrelated to the Kanter family. KFF is an Illinois not-for-profit private charitable foundation established by the Kanter family. Mr. Joel S. Kanter is the President and a Director of KFF. Mr. Joshua S. Kanter is the Vice President and a Director of KFF. Due to relationship between the Partnership, KFF and Windy City, the Reporting Persons have agreed to file this Schedule 13D as a group. Nevertheless, each of the Reporting Persons disclaims any beneficial ownership of the securities issued to the other Reporting Person.



         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                          (i)      Windy City                         500,000 shares
                          (ii)     Partnership                        574,801 shares
                          (iii)    KFF                                 50,000 shares

                 (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                          (i)      Windy City                         -0-
                          (ii)     Partnership                        -0-
                          (iii)    KFF                                -0-

                 (III)    SOLE POWER TO DISPOSE OR to DIRECT THE DISPOSITION OF
                          (i)      Windy City                         500,000 shares
                          (ii)     Partnership                        574,801 shares
                          (iii)    KFF                                 50,000 shares

                 (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                          (i)      Windy City                         -0-
                          (ii)     Partnership                        -0-
                          (iii)    KFF                                -0-

         (c)      DESCRIPTION OF TRANSACTIONS

         There have been no transactions in the Common Stock by the Reporting Persons during the past sixty days other than the transaction described in Item 3.

         (d)      OTHER PERSONS

                  None.

         (e)      DATE OF CESSATION

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons and their respective officers and directors or fiduciaries, as applicable, or between such persons and any other person, with respect to any securities of the Issuer, except as set forth in Footnote 1 to
Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Officers and Directors of Windy City, Inc. and Kanter
                     Family Foundation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     October 7, 1998
                                                     ---------------------------
                                                     Date

                                                     WINDY CITY, INC.

                                                     By:    /s/ Joshua S. Kanter
                                                            --------------------
                                                     Its:   Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                October 7, 1998
                                                --------------------------------
                                                Date

                                                BRT PARTNERS

                                                By:  /s/Solomon A.  Weisgal,
                                                     ---------------------------
                                                     not  personally  but solely
                                                     as Trustee of that certain
                                                     Trust  commonly  known as
                                                     the BK Descendant's Trust
                                                Its: General Partner

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   October 7, 1998
                                                   -----------------------------
                                                   Date

                                                   KANTER FAMILY FOUNDATION

                                                   By:      /s/ Joshua S. Kanter
                                                   -----------------------------
                                                   Its:     Vice President



                                    EXHIBIT A
                   OFFICERS AND DIRECTORS OF WINDY CITY, INC.

I.       Directors

Name                                                          Business Address

Joel S. Kanter                                                8000 Towers Crescent Drive
                                                              Suite 1070
                                                              Vienna, Virginia 22182
II.      Officers

Name                       Position                           Business Address

Joshua S. Kanter           Vice President, Secretary          333 West Wacker Drive
                                                              Suite 2700
                                                              Chicago, Illinois 60606

Joel S. Kanter             President, Treasurer               8000 Towers Crescent Drive
                                                              Suite 1070
                                                              Vienna, Virginia 22182

               OFFICERS AND DIRECTORS OF KANTER FAMILY FOUNDATION

I.       Directors

Name                                                          Business Address

Joel S. Kanter                                                8000 Towers Crescent Drive
                                                              Suite 1070
                                                              Vienna, Virginia 22182

Joshua S. Kanter                                              333 West Wacker Drive
                                                              Suite 2700
                                                              Chicago, Illinois 60606

Albert Morrison, Jr.                                          1001 Brickell Bay Drive
                                                              9th Floor
                                                              Miami, Florida  33131
II.      Officers

Name                       Position                           Business Address

Joel S. Kanter             President, Treasurer               8000 Towers Crescent Drive
                                                              Suite 1070
                                                              Vienna, Virginia  22182

Joshua S. Kanter           Vice President                     333 West Wacker Drive
                                                              Suite 2700
                                                              Chicago, Illinois 60606

Naomi Kanter               Vice President, Assistant          65 Vine Avenue
                           Secretary                          Highland Park, Illinois 60035

Janis S. Kanter            Secretary                          1923 West Dickens
                                                              Chicago, Illinois 60622
